UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 7, 2017

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires, Argentina
Investor Relations Leandro Perez Castaño, Finance & IR Manager leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations calmagro@tgs.com.ar Tel: (+5411) 4865-9077	Media Relations Mario Yaniskowski Tel: (+5411) 4865-9050 ext. 1238

http://www.tgs.com.ar/Investors

TGS Announces Results for the Three- and Nine-Month Period

ended September 30, 2017

FOR IMMEDIATE RELEASE: Tuesday, November 7, 2017

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net comprehensive income of Ps. 518.2 million, or Ps. 0.652 per share (Ps. 3.261 per ADS), for the third quarter ended September 30, 2017, compared with the comprehensive net income of Ps. 151.2 million, or Ps. 0.190 per share (Ps. 0.952 per ADS), for the same period in 2016.

During the first nine-month period of 2017, total comprehensive income amounted to Ps. 1,818.6 million, or Ps. 2.289 per share (Ps. 11.445 per ADS), compared to Ps. 468.6 million, or Ps. 0.590 per share (Ps. 2.949 per ADS) for the same period in 2016.

Operating profit for the first nine-months of 2017 amounted to Ps. 3,229.1 million, Ps. 1,847.3 million above the operating profit recorded in the 2016 same period.

It is worth noting that:

• Net revenues reached Ps. 8,101.9 million, an increase of Ps. 3,233.5 million compared to the 2016 period. This increase was mainly due to higher net revenues from the Natural Gas Transportation and Natural Gas Liquids ("Liquids") Production and Commercialization segments, which grew by Ps. 1,761.6 million and Ps. 1,255.4 million, respectively.

• Operating costs, including depreciation of fixed assets, increased by Ps. 1,280.7 million, or 42.7% over the same period in 2016.

• Administrative and selling expenses rose by Ps. 178.2 million, or 41,4% over the same period in 2016.

Financial results had a positive effect of Ps. 219.8 million in the result, mainly related with a lower depreciation of the Argentine peso against the US dollar in the 2017 period.

Additionally, it is important to note that on March 30, 2017, the Company entered into a new transitional agreement with the National Government (the "2017 Transitional Agreement") and, as a result, ENARGAS issued Resolution No. 4362/2017 ("Resolution 4362"). The resolution granted TGS with a transitional tariff increase until the various governmental authorities involved, including the National Congress, and the National Executive Power, approve and ratify the 2017 Integral Renegotiation Agreement, which was signed by the Company on the same date.

The approval of the 2017 Integral Renegotiation Agreement is an essential step for the long-term sustainable recovery of the Natural Gas Transportation segment as well as the implementation of an ambitious capital expenditures program to be executed during the five-year period starting April 2017 to March 2022. The plan (the "Five-Year Plan") includes works of quality, safety and reliability, among others, amounting to approximately Ps. 6,786.5 million equivalents to almost four times the total amount of investments made in this business segment during the past five years.

In addition, the investment plan required by Resolution No. 3724/2016 ("Resolution 3724"), which had to be completed by March 31, 2017, has been executed at approximately 94% at the close of September 30, 2017, due to delays in the tariff increase implementation established by said resolution.

First nine-months of 2017 vs. First nine-months of 2016

For the first nine-month period of 2017 TGS posted total net revenues of Ps. 8,101.9 million, a Ps. 3,233.5million increase compared to Ps. 4,868.4 million recorded in the same 2016 period.

Revenues from the Natural Gas Transportation segment are mainly derived from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, for certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand capacity in the Argentine natural gas transportation pipeline system. Additionally, in November 2005, ENARGAS created the Charge for Access and Use (“CAU”) to compensate TGS for the operation and maintenance of the Natural Gas Transportation assets which belong to the Gas Trusts. Since its inception in 2005, the CAU received only transitory adjustments, failing to offset increases related to its operating costs.

This business segment is subject to the ENARGAS regulation.

The Natural Gas Transportation business segment represented approximately 38% and 27% of TGS’ total revenues during the first nine-month periods of 2017 and 2016, respectively. Since the implementation of the Public Emergency Law No. 25,561 in 2002, TGS has received only three modifications to its tariff schedule applicable to its regulated natural gas transportation tariff, the latter applicable since April 1, 2016. All of which have been insufficient to offset the sustained operating costs increases over the past 15 years.

As mentioned above, on March 30, 2017, ENARGAS issued Resolution 4362 and the Company initialized a new version of the Integral Renegotiation Agreement Act, which represents an important step towards completing the Integral Tariff Review process (“RTI” for its acronym in Spanish). Resolution 4362 approved a tariff increase of 214.2% and 37% (if granted as a single installment starting April 1, 2017) for the transportation service of Natural gas and the CAU, respectively. However, and pursuant to Resolution No. 74-E / 2017 of the Ministry of Energy and Mining, this increase will be granted in three stages. The first tariff increase, effective April 1, 2017, amounts to 64.2% of the rate of the service of transportation of Gas Natural, but does not adjust the CAU. The remaining increases are to be determined in due time and manner, for which ENARGAS will have to consider the corresponding financial effect, without impacting the Five-Year Investment Plan, and are scheduled to become effective on December 1, 2017 and April 1, 2018.

Revenues derived from Natural Gas Transportation segment in the first nine-month period of 2017 increased by Ps. 1,761.6 million, compared to the same period in 2016. The positive variation is mainly due to the impact of the increase authorized by Resolution 4362, and the full application during the first nine-months of 2017 of the transitory tariff increase of 200.1% provided by Resolution 3724 and Resolution No. 4054/2016 ("Resolution 4054").

The operation of the Company’s pipeline system requires a high level of investments to provide quality, safety and reliable service. Thus, the relevance of the tariff increases and the launch of the RTI process last April 2016. The RTI process will be a significant step for the Company to finally recover tariff charts through the collection of fair and reasonable rates that will allow developing a sustainable business over time, and securing the provision of an essential public service for Argentina's energy matrix.

Liquids Production and Commercialization revenues accounted for approximately 55% and 65% of the total revenues in the first nine-months of 2017 and 2016, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for its own account.

In the first nine-months of 2017 Liquids revenues increased Ps. 1,255.4 million from the first nine-months of 2016. This effect was mainly due to the increase in reference prices, of Ps. 580.9 million, and the impact of the change in the exchange rate on sales denominated in US dollars, which amounted to Ps. 296.1 million.

The volumes dispatched rose 4.5%, or 28,477 tons in the first nine-months of 2017, generating higher net revenues of Ps. 308.7 million.

Other Services business segment includes midstream and telecommunication activities. As a percentage of the Company’s total net revenues, this segment accounted for approximately 7% and 8% of the net revenues in the first nine-months of 2017 and 2016, respectively. Midstream services include natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as natural gas compression, rendered at the wellhead typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A., which provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Other services revenues increased by Ps. 216.5 million in the first nine-months of 2017, compared to the same period of the previous year. The increase mainly corresponds to higher sales associated with: (i) natural gas compression and treatment services of Ps. 93.1 million, (ii) construction engineering works of Ps. 50.7 million, and (iii) operation and maintenance services of Ps. 45.5 million. On the other hand, the exchange rate variation had a positive effect of Ps. 33.6 million.

Cost of sales and administrative and selling expenses rose by approximately Ps. 1,458.9 million in the first nine-months of 2017 compared to same period in 2016. This variation is mainly due to: (i) the increase in the price and volumes of natural gas used as Replacement of Thermal Plant Reduction in the Cerri Complex ("RTP") of Ps. 579.6 million, (ii) higher labor costs of Ps. 221.2 million, (iii) the tax charge, including the inspection and control license fee paid to ENARGAS, of Ps. 152.0 million, (iv) higher charges for the preservation of fixed assets and depreciation of Ps. 173.7 million, and (v) higher butane purchases of Ps. 113.1 million.

Other operating results recorded a positive variation of Ps. 72.7 million, mainly resulting from the impact of the higher insurance recovery made during the first nine-months of 2017 by Ps. 93.3 million, which were partially offset by higher expenses related to contingency provisions of Ps. 23.2 million.

In the first nine-months of 2017, financial results increased by Ps. 219.8 million, compared to the 2016 period. This variation is mainly explained by the impact of a lower negative exchange rate recognized as a consequence of the lower depreciation of the Argentine peso over the net US dollar liability position, which amounted to Ps. 297.9 million. This effect was partially offset by higher interest loss generated by financial liabilities for Ps. 27.6 million and the lower interest income generated by financial assets of Ps. 28.3 million.

Third Quarter 2017 vs. Third Quarter 2016

For the third quarter 2017, TGS posted total net revenues of Ps. 2,625.9 million, a Ps. 1,078.5 million increase compared to Ps. 1,547.4 million recorded in the 2016 period.

Revenues from Natural Gas Transportation segment during the third quarter of 2017 increased by Ps. 857.4 million from those recorded in the same period of 2016. The positive variation was mainly due to the tariff increases authorized by resolutions 4362, 3724 and 4054 amounting to Ps. 636.3 million, and the partial reversal accounted during the third quarter of 2016 of net revenues related with the tariff increase granted by Resolution 3724. This partial reversal was related to the ruling by the Supreme Court of Justice ("Supreme Court") on August 18, 2016, which, among other things, annulled the tariff increase for the residential consumers.

Liquids revenues increased Ps. 139.1 million in the third quarter of 2017, from the same period of 2016. The revenue increase stems from a Ps. 196.6 million growth in reference prices along with the exchange rate variation of the Argentine peso against the US dollar of Ps. 142.9 million.

In terms of volumes dispatched, the decrease of 21,901 tons, or 10.8%, represented a negative variation on sales revenues of Ps. 203.0 million.

Other services revenues rose by Ps. 82.0 million in the third quarter of 2017. This increase is mainly attributable to higher sales associated with: (i) natural gas compression and treatment services of Ps. 27.3 million, (ii) engineering services of Ps. 17.2 million, (iii) operating and maintenance services of Ps. 12.5 million, and (iv) the exchange rate variation on revenues denominated in US dollars of Ps. 21.4 million.

Operating costs, administrative and selling expenses for the third quarter of 2017 increased approximately Ps. 462.2 million from the same previous year period. This variation is mainly due to higher: (i) butane purchases to supply the local market of Ps. 113.1 million, (ii) labor costs of Ps. 83.7 million, (iii) turnover tax and the ENARGAS inspection and control licensee fee of Ps. 69.7 million, (iv) repair and maintenance expenses of fixed assets and depreciation of Ps. 67.7 million, and (v) costs of natural gas used as RTP of Ps. 50.7 million.

In the third quarter of 2017, negative financial results rose by Ps. 79.5 million compared to the same period in 2016. This variation is mainly attributable to: (i) the higher negative charge of Ps. 56.4 million resulting from the effect of the foreign exchange differences over the net liability position in foreign currency, (ii) tax on banking transactions of Ps. 11.5 million and (iii) higher interest generated by financial liabilities of Ps. 7.4 million.

Liquidity and Capital Resources

The net positive variation in cash and cash equivalents in the first nine months of 2017 was Ps. 193.3 million, higher than the cash and cash equivalents variation reported in the same period of 2016.

The increase in the net cash flow was due to a higher cash flow generated by operations for Ps. 679.1 million, primarily as a result of improved operating income, which was partially offset by higher income tax payments and contingency cancellation. In addition, cash flow used for financing activities was less at Ps. 524.3 million due to lower amount of debt amortization and dividend payment.

On the other hand, the net cash flow used for investing activities rose by Ps. 1,010.1 million as a result of use of additional for investments not considered as cash equivalents, and higher payments for property, plant and equipment acquisition in 2017.

Third quarter earnings conference call

TGS will host a conference call on November 8, 2017 at 9:00 am New York time to discuss this announcement. To listen to the call from The United States of America contact to +1-877-407-9210, outside The United States of America contact to +1-201-689-8049. To view the webcast go to www.tgs.com/inversores.

TGS is Argentina’s leading transporter of natural gas, as it operates a natural gas pipeline system with a current firm contracted capacity of approximately 2.8 Bcf/d. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is listed on both, the New York and Buenos Aires stock exchanges, under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (under a merger process with Pampa Energía S.A.) which holds 10% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is TMF Trust Company (Argentina) S.A. and whose beneficiary is Petrobras Hispano Argentina S.A. -a wholly owned company by Pampa Energía S.A.- who has a trust shareholding of 40%, and (iii) Grupo Inversor Petroquímica S.L. (member of Grupo GIP, wholly owned by Sielecki’s family) and PCT LLC, who directly and indirectly jointly with WST S.A. (member of Grupo Werthein) through PEPCA S.A., own the remaining 50% of CIESA’s shareholding.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the nine month period ended September 30, 2017 and 2016

(In millions of Argentine pesos)

Breakdown of Net Financial Results

for the nine month periods ended September 30, 2017 and 2016

(In millions of Argentine pesos)

Exhibit III

                                                                                                 Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the nine month periods ended September 30, 2017 and 2016

(In millions of Argentine pesos)

	2017	2016
Cash flows provided by operating activities		
Total comprehensive income for the period	1,818.5	468.7
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	264.3	184.8
Consumption of materials	6.1	3.7
Increase in allowances and provisions	87.0	94.0
Share of profit from associates	(0.2)	(1.5)
Interest expense accrual	297.3	293.3
Interest income on Other financial assets other than cash and cash equival	(34.9)	(11.5)
Income tax	969.8	254.0
Derivative financial instrument results	-	8.9
Foreign exchange loss	182.0	495.9
Bad debts allowances	0.0	-
Changes in assets and liabilities:		
Trade receivables	(76.1)	(213.7)
Other receivables	(196.2)	(183.1)
Inventories	(89.3)	(84.9)
Trade payables	(399.2)	190.4
Payroll and social security taxes	27.6	30.4
Taxes payable	26.0	(47.0)
Income tax	(146.5)	(19.5)
Other payables	29.5	(37.8)
Provisions	(150.5)	(9.4)
Interest paid	(165.5)	(167.1)
Income tax paid	(400.7)	(8.8)
Derivative financial instruments	-	118.5
Advances from customers	(21.4)	(9.8)
Cash flows provided by operating activities	**2,027.6**	**1,348.5**
Cash flows used in investing activities		
Additions to property, plant and equipment	(678.3)	(394.2)
Financial assets other than cash equivalents	(703.6)	22.4
Cash flows used in investing activities	**(1,381.9)**	**(371.8)**
Cash flows used in financing activities		
Payment of loans	(24.6)	(449.2)
Dividends paid to non-controlling interest	-	(99.7)
Cash flows used in financing activities	**(24.6)**	**(548.9)**
Net increase in cash and cash equivalents	**621.1**	**427.8**
Cash and cash equivalents at the beginning of the year	1,555.1	872.5
Foreign exchange gains on cash and cash equivalents	76.5	83.3
Cash and cash equivalents at the end of the period	**2,252.7**	**1,383.6**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice president

Date: November 7, 2017